MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

December 10, 2003	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

APPOINTMENT OF VICE PRESIDENT, EXPLORATION, OF MIRANDA U.S.A., INC.

Miranda Gold Corp. is pleased to announce that Joe Hebert, B.S. Geo. has agreed to join Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary, as Vice President of Exploration.

Mr. Hebert brings 22 years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Fifteen of these years have been focused in Nevada.

Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 5.5 million ounce Cortez Hills deposit. During his tenure at Cortez he directed all generative and acquisition efforts within the joint venture area of interest. This included identifying and advancing the pediment-covered ET Blue Project where ore-grade intercepts are reported and intensive exploration work continues. He also secured, for the Cortez Joint Venture, an extensive land holding adjacent to the Horse Creek area.

Previously, Mr. Hebert led the Uranerz, Inc. generative efforts on the ground in Mongolia, acquiring two quality concessions for them. His reconnaissance work in the Gobi and NE Mongolia was fairly extensive and well integrated with indigenous teams and the Mongolian Geologic Survey. He also has diversified geologic experience with other clients, including assignments in Colombia and Suriname. He has had staff and contract positions with several US majors over the years including Superior Oil, Tenneco, and Freeport Minerals. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

“Mr. Hebert has been very successful in his gold exploration efforts in the past, especially in Nevada. We worked together in the early 1990s with the discoveries of the Nike-Converse project, which hosts three million ounces, and the Ren property which is over one million ounces,” stated Mr. Ken Cunningham, President of Miranda U.S.A., Inc. “Joe (Hebert) then continued that success as senior geologist for the Cortez Joint Venture. We are happy to have him as part of our team and look forward to the expertise that he will bring to Miranda’s Red Canyon project as well as the Company’s other projects in Nevada.”

Miranda Gold Corp. is a gold exploration company focused in Nevada, with several gold exploration projects in various stages of exploration and development. For more information, please visit the Company’s web site at www.mirandagold.com .

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Dennis L. Higgs, B. Comm
President

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein